UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the date of June 28 2010

Lloyds Banking Group plc

25 Gresham Street, London EC2V 7HN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-167844) OF LLOYDS BANKING GROUP PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following information into its Registration Statement on Form F-3 (File No. 333-167844).

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Lloyds Banking Group plc (Registrant)

Date: 28 June 2010

	By:	/s/ Tim J. W. Tookey
Tim J. W. Tookey
Group Finance Director
Lloyds Banking Group plc

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Unaudited Pro Forma Combined Financial Information

Introduction

On 16 January 2009 Lloyds Banking Group plc (together with its subsidiaries, the "Group") acquired 100 per cent of the ordinary share capital of HBOS plc ("HBOS"), with the final consideration being the issuance of 0.605 Lloyds Banking Group plc's shares for each HBOS share.

The unaudited pro forma combined financial information (the "Pro Forma Financial Information") comprises an income statement for the twelve months to 31 December 2009 and related notes. No pro forma consolidated balance sheet has been prepared, as permitted by Regulation S-X, as the acquisition of HBOS plc is already reflected in the published Lloyds Banking Group plc consolidated balance sheet as at 31 December 2009.

The pro forma financial information is presented for illustrative purposes only and may not represent the Group's results had the acquisition completed on 1 January 2009. It should be read in conjunction with the Group's consolidated financial statements as at 31 December 2009 and 2008, and for the three years ended 31 December 2009 set out in the Group's Annual Report on Form 20-F filed with the SEC on 13 May 2010.

Basis of preparation

The Pro Forma Financial Information is based on the published audited consolidated income statement of the Group for 2009, which reflects the acquisition of HBOS on 16 January 2009 using the purchase method of accounting, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  This has been adjusted for the following items to prepare the Pro Forma Financial Information to show the acquisition of HBOS plc as if it had occurred on 1 January 2009:

•	Inclusion of the trading results for HBOS for the 16-day period prior to the acquisition.
•	Inclusion of the estimated additional fair value unwind that would have arisen in 2009. This has been calculated on a pro rata basis based on the actual fair value unwind in January 2010.

The estimates, assumptions and adjustments made are described in the accompanying notes to the Pro Forma Financial Information.

Unaudited Pro Forma Combined Income Statement for the year ended 31 December 2009

		Adjustments
	31 December 2009	HBOS	Other (3)	31 December 2009
	statutory	pre-acquisition		pro forma
	accounts (1)	results (2)		accounts
	£m	£m	£m	£m

Interest and similar income	28,238	1,425	53	29,716
Interest and similar expense	(19,212)	(1,182)	(98)	(20,492)
Net interest income	9,026	243	(45)	9,224
Fee and commission income	4,254	99	-	4,353
Fee and commission expense	(1,517)	(69)	-	(1,586)
Net fee and commission income	2,737	30	-	2,767
Net trading income	19,098	(1,291)	15	17,822
Insurance premium income	8,946	188	-	9,134
Other operating income	5,490	(50)	6	5,446
Other income	36,271	(1,123)	21	35,169
Total income	45,297	(880)	(24)	44,393
Insurance claims	(22,019)	1,349	-	(20,670)
Total income, net of insurance claims	23,278	469	(24)	23,723
Operating expenses	(15,984)	(293)	(28)	(16,305)
Trading surplus	7,294	176	(52)	7,418
Impairment	(16,673)	(456)	123	(17,006)
Share of results of joint ventures and associates	(752)	-	-	(752)
Gain on acquisition	11,173	-	-	11,173
Profit before tax	1,042	(280)	71	833
Taxation (5)	1,911	68	(20)	1,959
Profit for the year	2,953	(212)	51	2,792

Profit attributable to minority interests	126	-	-	126
Profit attributable to equity shareholders	2,827	(212)	51	2,666
Profit for the year	2,953	(212)	51	2,792

Earnings per share (Basic)
Earnings (£m)	2,827			2,666
Weighted average number of ordinary shares (millions) (4)	37,674			37,994
EPS	7.5			7.0

Earnings per share (Diluted)
Earnings	2,827			2,666
Weighted average number of ordinary shares (millions) (4)	37,929			38,249
EPS	7.5			7.0

Notes

(1)	The financial information for the Group has been extracted from the audited financial statements for the year ended 31 December 2009 included in its 2009 Annual Report on Form 20-F.

(2)
The trading results for HBOS plc for the 16-day period prior to the acquisition have been derived from the accounting records of HBOS, amounted to a pre-tax loss of £280 million and have been included in the pro forma income statement. The pre-tax loss of £280 million for the pre-acquisition period from 1 January 2009 to the date of the acquisition is disclosed in note 4 to the audited financial statements of the Group for the year ended 31 December 2009 in its Annual Report in form 20-F.

(3)
An estimate has been included for the additional fair value unwind that would have arisen in 2009 relating to the 16-day period prior to the acquisition. The estimate has been calculated on a pro rata basis, based on the actual fair value unwind in January 2010.  This increases pre-tax profit by £71 million and has been included in the pro forma combined income statement.  No further adjustments have been made for the 16-day period.

(4)
The weighted-average number of shares used to calculate earnings per share has been adjusted in the pro forma combined income statement to show the 7,776 million shares issued by the Group as consideration for the acquisition of HBOS as if they were issued on 1 January 2009.  This increases the weighted-average number of shares by 320 million.

(5)
The assets and liabilities of HBOS were recorded by the Group at their fair values as at the date the acquisition completed.  Details of the allocation of the purchase price have been provided on pages F-37 and F-38 of the Group's 2009 Annual Report on Form 20-F.  No adjustments have been made to this in the Pro Forma Financial Information.  As the fair value of the assets acquired was greater than the total consideration paid, negative goodwill arises on the acquisition and is recognised as "Gain on acquisition" in the Group's income statement for the year ended 31 December 2009.